BRITISH COLUMBIA | BC Registry Services

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard Street
Victoria BC
1 877 526-1526

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

CAROL PREST

# Notice of Articles

*BUSINESS CORPORATIONS ACT*

*This Notice of Articles was issued by the Registrar on: November 16, 2017 10:15 AM Pacific Time*

*Incorporation Number:* **C1141501**

*Recognition Date and Time: Continued into British Columbia on November 16, 2017 10:15 AM Pacific Time*

## NOTICE OF ARTICLES

**Name of Company:**

METALLA ROYALTY & STREAMING LTD.

## REGISTERED OFFICE INFORMATION

**Mailing Address:**
10TH FLOOR, 595 HOWE STREET
VANCOUVER BC V6C 2T5
CANADA

**Delivery Address:**
10TH FLOOR, 595 HOWE STREET
VANCOUVER BC V6C 2T5
CANADA

## RECORDS OFFICE INFORMATION

**Mailing Address:**
10TH FLOOR, 595 HOWE STREET
VANCOUVER BC V6C 2T5
CANADA

**Delivery Address:**
10TH FLOOR, 595 HOWE STREET
VANCOUVER BC V6C 2T5
CANADA

## DIRECTOR INFORMATION

**Last Name, First Name, Middle Name:**
Roulston, Lawrence

| Mailing Address: | Delivery Address: |
| --- | --- |
| 350 KEITH ROAD<br>WEST VANCOUVER BC V7T 1L7<br>CANADA | 350 KEITH ROAD<br>WEST VANCOUVER BC V7T 1L7<br>CANADA |

**Last Name, First Name, Middle Name:**
Beaudry, Charles

| Mailing Address: | Delivery Address: |
| --- | --- |
| 187 HANSON STREET<br>TORONTO ON M4C 1A7<br>CANADA | 187 HANSON STREET<br>TORONTO ON M4C 1A7<br>CANADA |

**Last Name, First Name, Middle Name:**
Tucker, E B

| Mailing Address: | Delivery Address: |
| --- | --- |
| 3212 W SAN MIGUEL ST.<br>TAMPA FL 33629<br>UNITED STATES | 3212 W SAN MIGUEL ST.<br>TAMPA FL 33629<br>UNITED STATES |

**Last Name, First Name, Middle Name:**
Heath, Brett Lawrence

| Mailing Address: | Delivery Address: |
| --- | --- |
| 501 - 543 GRANVILLE STREET<br>VANCOUVER BC V6C 1X8<br>CANADA | 501 - 543 GRANVILLE STREET<br>VANCOUVER BC V6C 1X8<br>CANADA |

## AUTHORIZED SHARE STRUCTURE

| | | | |
| --- | --- | --- | --- |
| 1. | No Maximum | Common Shares | Without Par Value<br><br>Without Special Rights or Restrictions attached |